EXHIBIT 99.1

Joint Filing Agreement

        In accordance with Rule 16a-3(j) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of Forms 3, 4 and 5 and all amendments thereto with respect to the units representing limited partner interests in Energy Transfer Equity, L.P. beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: May 17, 2007	By: /s/ Dan L. Duncan Dan. L. Duncan

Dated: May 17, 2007	ENTERPRISE GP HOLDINGS L.P. By: EPE Holdings, LLC, its general partner, By: /s/ Richard H. Bachmann Richard H. Bachmann Executive Vice President